Poorboy Coffee

Profit and Loss
January - August, 2024

	TOTAL
Income	
Sales	95,104.75
Services	5,000.00
Total Income	**$100,104.75**
Cost of Goods Sold	
Cost of goods sold	22,309.04
Supplies & materials	54.89
Total Cost of goods sold	**22,363.93**
Total Cost of Goods Sold	**$22,363.93**
GROSS PROFIT	**$77,740.82**
Expenses	
Advertising & marketing	606.77
Building & property rent	21,599.00
Business licences	261.84
Commissions & fees	70.30
General business expenses	
Bank fees & service charges	71.20
Continuing education	475.54
Memberships & subscriptions	712.00
Uniforms	124.87
Total General business expenses	**1,383.61**
Meals	4,758.79
Office expenses	
Merchant account fees	530.90
Office supplies	28.90
Printing & photocopying	61.42
Small tools and equipment	143.21
Software & apps	208.21
Total Office expenses	**972.64**
Repairs & maintenance	40.81
Supplies	63.26
Supplies & materials	233.34
Total Supplies	**296.60**
Uncategorized Expense	1,070.99
Total Expenses	**$31,061.35**
NET OPERATING INCOME	**$46,679.47**

Poorboy Coffee

Profit and Loss

January - August, 2024

	TOTAL
Other Expenses	
Vehicle expenses	
Parking & tolls	677.60
Vehicle gas & fuel	630.33
Total Vehicle expenses	**1,307.93**
Total Other Expenses	**$1,307.93**
NET OTHER INCOME	**$ -1,307.93**
NET INCOME	**$45,371.54**

Poorboy Coffee

Balance Sheet

As of August 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (2136) - 1	26,424.78
Total Bank Accounts	**$26,424.78**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	396.63
Total Other Current Assets	**$396.63**
Total Current Assets	**$26,821.41**
Fixed Assets	
Long-term office equipment	221.68
Furniture	999.23
Total Long-term office equipment	**1,220.91**
Tools, machinery, and equipment	5,483.08
Total Fixed Assets	**$6,703.99**
TOTAL ASSETS	**$33,525.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Alexis CC	11,054.40
Total Credit Cards	**$11,054.40**
Other Current Liabilities	
Sales tax to pay	28.70
Total Other Current Liabilities	**$28.70**
Total Current Liabilities	**$11,083.10**
Total Liabilities	**$11,083.10**
Equity	
Opening balance equity	1,165.79
Owner draws	-27,272.84
Owner investments	3,177.81
Retained Earnings	
Net Income	45,371.54
Total Equity	**$22,442.30**
TOTAL LIABILITIES AND EQUITY	**$33,525.40**

Poorboy Coffee

Statement of Cash Flows
January - August, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	45,371.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory Asset	-396.63
Alexis CC	11,054.40
Sales tax to pay	28.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,686.47**
Net cash provided by operating activities	**$56,058.01**
INVESTING ACTIVITIES	
Long-term office equipment	-221.68
Long-term office equipment:Furniture	-999.23
Tools, machinery, and equipment	-5,483.08
Net cash provided by investing activities	**$ -6,703.99**
FINANCING ACTIVITIES	
Opening balance equity	1,165.79
Owner draws	-27,272.84
Owner investments	3,177.81
Net cash provided by financing activities	**$ -22,929.24**
NET CASH INCREASE FOR PERIOD	**$26,424.78**
CASH AT END OF PERIOD	**$26,424.78**